Exhibit 99.1

ZIM Reports Financial Results for the First Quarter of 2024;
Raising Full Year 2024 Guidance

Reported Revenues of $1.56 Billion, Net Income of $92 Million, Adjusted EBITDA1 of
$427 Million and Adjusted EBIT of $167 Million

Increased Full Year 2024 Guidance to Adjusted EBITDA of $1,150 Million
to $1,550 Million and Adjusted EBIT of $0 to $400 Million2

Declared Dividend of $28 million or $0.23 per Share

Haifa, Israel, May 21, 2024 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), (“ZIM” or the “Company”) a global container liner shipping company, announced today its consolidated results for the three months ended March 31, 2024.

First Quarter 2024 Highlights
•
Net income for the first quarter was $92 million (compared to a net loss of $58 million in the first quarter of 2023), or a diluted earnings per share of $0.75[3] (compared to diluted loss per share of $0.50 in the first quarter of 2023).

•	Adjusted EBITDA[1] for the first quarter was $427 million, a year-over-year increase of 14%.
•
Operating income (EBIT) for the first quarter was $167 million, compared to operating loss of $14 million in the first quarter of 2023. Reconciliation items between operating income and Adjusted EBIT in the first quarter of each year were negligible.

•	Revenues for the first quarter were $1.56 billion, a year-over-year increase of 14%.
•	Carried volume in the first quarter was 846 thousand TEUs, a year-over-year increase of 10%.
•	Average freight rate per TEU in the first quarter was $1,452, a year-over-year increase of 4%.
•	Net debt[1] of $3.11 billion as of March 31, 2024, compared to $2.31 billion as of December 31, 2023; net leverage ratio[1] of 2.8x at March 31, 2024, compared to 2.2x as of December 31, 2023.

ZIM The Z Factor

WWW.ZIM.COM

CAN-DO APPROACH

RESULTS-DRIVEN

AGILE

SUSTAINABILITY

TOGETHERNESS

1 See disclosure regarding “Use of Non-IFRS Financial Measures.”
2 The Company does not provide IFRS guidance because it cannot be determined without unreasonable effort. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2024 Guidance.”
3 The number of shares used to calculate the diluted earnings per share is 120,450,586. The number of outstanding shares as of March 31, 2024 was 120,320,804.

Eli Glickman, ZIM President & CEO, stated, “We are pleased with the current positive momentum in our business. ZIM’s solid first quarter results illustrate the incremental benefits from our strategic transformation and the outstanding execution of the ZIM team worldwide, as well as a significant improvement in global freight rates. Having taken important steps to revamp our fleet and enhance our cost structure, which exceeded our expectations, we delivered profitable growth in Q1 2024, as ZIM generated net income of $92 million. Per our dividend policy, we declared a dividend of $0.23 per share, or $28 million, representing 30% of quarterly net income.”

Mr. Glickman added, “Given the recent improved freight rate environment currently impacting more trades, we have increased our full year 2024 guidance and today forecast full year Adjusted EBITDA between $1.15 billion and $1.55 billion and Adjusted EBIT between zero and $400 million. Looking ahead, we now expect freight rates to remain stronger for longer than initially anticipated due to a combination of continued pressure on supply and availability of equipment and a recent uptick in demand. While the rate environment during the latter part of 2024 remains unknown, we are confident in ZIM’s strategic positioning as an agile container shipping player with a competitive cost- and fuel-efficient, modern fleet.”

Mr. Glickman concluded, “We look forward to further implementing our differentiated strategy to create a best-in-class experience for customers and generate sustainable value for shareholders. By year’s end, we expect the delivery of the final 16 out of 46 newbuild containerships that we secured, which include 28 LNG-powered vessels. With a fleet optimally suited to the trades in which we operate, together with declining unit costs, we are well positioned to achieve our volume growth targets and deliver on our commitment to profitability over the long term.”

Summary of Key Financial and Operational Results
	Q1.24	Q1.23
Carried volume (K-TEUs)	846	769
Average freight rate ($/TEU)	1,452	1,390
Total Revenues ($ in millions)	1,562	1,374
Operating income (loss) (EBIT) ($ in millions)	167	(14)
Profit (loss) before income tax ($ in millions)	96	(65)
Net income (loss) ($ in millions)	92	(58)
Adjusted EBITDA[1] ($ in millions)	427	373
Adjusted EBIT[1] ($ in millions)	167	(14)
Net income (loss) margin (%)	6%	(4)%
Adjusted EBITDA margin (%)	27%	27%
Adjusted EBIT margin (%)	11%	(1)%
Diluted earnings (loss) per share ($)	0.75	(0.50)
Net cash generated from operating activities ($ in millions)	326	174
Free cash flow[1] ($ in millions)	303	142
	MAR 31, 2024	DEC 31, 2023
Net debt[1] ($ in millions)	3,110	2,309

Financial and Operating Results for the First Quarter Ended March 31, 2024
Total revenues were $1,562 million for the first quarter of 2024, compared to $1,374 million for the first quarter of 2023, mainly driven by the increase in freight rates and carried volume.

ZIM carried 846 thousand TEUs in the first quarter of 2024, compared to 769 thousand TEUs in the first quarter of 2023. The average freight rate per TEU was $1,452 for the first quarter of 2024, compared to $1,390 for the first quarter of 2023.

Operating income (EBIT) for the first quarter of 2024 was $167 million, compared to operating loss of $14 million for the first quarter of 2023. The increase was driven primarily by the above-mentioned increase in revenues.

Net income for the first quarter of 2024 was $92 million, compared to net loss of $58 million for the first quarter of 2023, also mainly driven by the above-mentioned increase in revenues.

Adjusted EBITDA for the first quarter of 2024 was $427 million, compared to $373 million for the first quarter of 2023. Adjusted EBIT was $167 million for the first quarter of 2024, compared to adjusted EBIT loss of $14 million for the first quarter of 2023. Adjusted EBITDA and Adjusted EBIT margins for the first quarter of 2024 were 27% and 11%, respectively. This compares to 27% and -1% for the first quarter of 2023, respectively.

Net cash generated from operating activities was $326 million for the first quarter of 2024, compared to $174 million for the first quarter of 2023.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) decreased by $442 million from $2.69 billion as of December 31, 2023 to $2.25 billion as of March 31, 2024. Capital expenditures totaled $24 million for the first quarter of 2024, compared to $36 million for the first quarter of 2023. Net debt position as of March 31, 2024 was $3.11 billion compared to net debt position as of December 31, 2023 of $2.31 billion, an increase of $801 million. ZIM's net leverage ratio as of March 31, 2024, was 2.8x, compared to 2.2x as of December 31, 2023.

First Quarter 2024 Dividend and Dividend Policy
In accordance with the Company's dividend policy, the Company’s Board of Directors declared a cash dividend of approximately $28 million, or $0.23 per ordinary share, reflecting approximately 30% of first quarter 2024 net income. The dividend will be paid on June 11, 2024 to holders of ZIM ordinary shares as of June 4, 2024.

All future dividends are subject to the discretion of Company's Board of Directors and to the restrictions provided by Israeli law.

Use of Non-IFRS Measures in the Company’s 2024 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2024 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Updated Full-Year 2024 Guidance
The Company increased its guidance for the full year of 2024 and now expects to generate Adjusted EBITDA between $1.15 billion and $1.55 billion and Adjusted EBIT between zero and $400 million. Previously, the Company expected to generate Adjusted EBITDA between $850 million and $1,450 million and Adjusted EBIT between a loss of $300 million and earnings of $300 million.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States (toll free) +1-800-715-9871 or +1-646-307-1963; Israel +972-3-376-1144 or UK/international +44-20-3481-4247, and reference conference ID: 2459470 or the conference name. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, our ability to achieve cost savings or expense reductions, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, including the ongoing war between Israel and Hamas and the ongoing hostilities between Israel and Hezbollah, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2023 Annual Report filed with the SEC on March 13, 2024.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT and Adjusted EBITDA and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited)
(U.S. dollars in millions)

	March 31		December 31
	2024	2023	2023

Assets
Vessels	4,488.7	4,784.3	3,758.9
Containers and handling equipment	822.9	1,233.1	792.9
Other tangible assets	87.7	98.2	85.2
Intangible assets	104.8	95.1	102.0
Investments in associates	30.3	22.6	26.4
Other investments	814.0	1,344.7	908.7
Other receivables	82.7	113.9	97.9
Deferred tax assets	2.5	2.9	2.6
Total non-current assets	6,433.6	7,694.8	5,774.6

Inventories	197.3	189.1	179.3
Trade and other receivables	868.0	695.3	596.5
Other investments	744.8	1,060.2	874.1
Cash and cash equivalents	687.9	1,892.6	921.5
Total current assets	2,498.0	3,837.2	2,571.4
Total assets	8,931.6	11,532.0	8,346.0

Equity
Share capital and reserves	2,013.9	2,007.9	2,017.5
Retained earnings	527.4	3,073.8	437.2
Equity attributable to owners of the Company	2,541.3	5,081.7	2,454.7
Non-controlling interests	4.1	1.1	3.3
Total equity	2,545.4	5,082.8	2,458.0

Liabilities
Lease liabilities	3,716.8	2,993.6	3,244.1
Loans and other liabilities	66.6	87.6	73.6
Employee benefits	45.4	42.8	46.1
Deferred tax liabilities	5.8	145.4	6.1
Total non-current liabilities	3,834.6	3,269.4	3,369.9

Trade and other payables	612.2	1,359.8	566.4
Provisions	63.6	51.6	60.7
Contract liabilities	292.9	195.7	198.1
Lease liabilities	1,534.7	1,499.0	1,644.7
Loans and other liabilities	48.2	73.7	48.2
Total current liabilities	2,551.6	3,179.8	2,518.1
Total liabilities	6,386.2	6,449.2	5,888.0

Total equity and liabilities	8,931.6	11,532.0	8,346.0

CONSOLIDATED INCOME STATEMENTS (Unaudited)
(U.S. dollars in millions, except per share data)

	Three months ended		Year ended
	March 31		December 31
	2024	2023	2023

Income from voyages and related services	1,562.0	1,374.3	5,162.2
Cost of voyages and related services
Operating expenses and cost of services	(1,080.8)	(939.7)	(3,885.1)
Depreciation	(257.7)	(380.5)	(1,449.8)
Impairment of assets			(2,034.9)
Gross profit (loss)	223.5	54.1	(2,207.6)

Other operating income	6.0	10.1	14.4
Other operating expenses		(3.6)	(29.3)
General and administrative expenses	(60.8)	(74.1)	(280.7)
Share in loss of associates	(2.1)	(0.4)	(7.8)

Results from operating activities	166.6	(13.9)	(2,511.0)

Finance income	38.7	44.4	142.2
Finance expenses	(109.0)	(95.2)	(446.7)

Net finance expenses	(70.3)	(50.8)	(304.5)

Profit (loss) before income taxes	96.3	(64.7)	(2,815.5)

Income taxes	(4.2)	6.6	127.6

Profit (loss) for the period	92.1	(58.1)	(2,687.9)

Attributable to:
Owners of the Company	90.3	(59.5)	(2,695.6)
Non-controlling interests	1.8	1.4	7.7
Profit (loss) for the period	92.1	(58.1)	(2,687.9)

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	0.75	(0.50)	(22.42)
Diluted earnings (loss) per 1 ordinary share	0.75	(0.50)	(22.42)

Weighted average number of shares for earnings (loss) per share calculation:
Basic	120,307,283	120,169,288	120,213,031
Diluted	120,450,586	120,169,288	120,213,031

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(U.S. dollars in millions)

	Three months ended		Year ended
	March 31		December 31
	2024	2023	2023

Cash flows from operating activities
Profit (loss) for the period	92.1	(58.1)	(2,687.9)

Adjustments for:
Depreciation and amortization	260.6	387.2	1,471.8
Impairment loss			2,063.4
Net finance expenses	70.3	50.8	304.5
Share of losses and change in fair value of investees	2.1	0.4	6.5
Capital gain, net	(6.0)	(9.8)	(10.9)
Income taxes	4.2	(6.6)	(127.6)
Other non-cash items	1.5	6.3	18.9

	424.8	370.2	1,038.7

Change in inventories	(18.0)	1.6	11.4
Change in trade and other receivables	(236.2)	143.2	242.7
Change in trade and other payables, including contract liabilities	133.3	(91.7)	(95.1)
Change in provisions and employee benefits	3.2	1.4	15.9

	(117.7)	54.5	174.9

Dividends received from associates	1.2	0.1	2.3
Interest received	22.0	49.5	133.8
Income taxes paid	(4.2)	(300.7)	(329.7)

Net cash generated from operating activities	326.1	173.6	1,020.0

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	1.5	12.2	27.4
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(24.4)	(35.9)	(115.7)
Proceeds from sale (acquisition) of investment instruments, net	199.0	(161.1)	(138.2)
Loans granted to investees	(1.2)	(1.7)	(5.4)
Change in other receivables	7.7	(8.2)	3.2
Change in other investments (mainly deposits), net	1.1	1,400.9	2,005.2
Net cash generated from investing activities	183.7	1,206.2	1,776.5

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(636.7)	(395.0)	(1,713.1)
Change in short term loans		(21.0)	(21.0)
Dividend paid to non-controlling interests	(0.4)	(6.9)	(8.9)
Dividend paid to owners of the Company			(769.2)
Interest paid	(103.7)	(86.8)	(380.7)
Net cash used in financing activities	(740.8)	(509.7)	(2,892.9)

Net change in cash and cash equivalents	(231.0)	870.1	(96.4)
Cash and cash equivalents at beginning of the period	921.5	1,022.1	1,022.1
Effect of exchange rate fluctuation on cash held	(2.6)	0.4	(4.2)
Cash and cash equivalents at the end of the period	687.9	1,892.6	921.5

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT*
(U.S. dollars in millions)

	Three months ended March 31
	2024	2023

Net income (loss)	92	(58)
Financial expenses, net	70	51
Income taxes	4	(7)
Operating income (loss) (EBIT)	167	(14)

Adjusted EBIT	167	(14)
Adjusted EBIT margin	11%	(1)%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA*
(U.S. dollars in millions)

	Three months ended March 31
	2024	2023

Net income (loss)	92	(58)
Financial expenses, net	70	51
Income taxes	4	(7)
Depreciation and amortization	261	387
EBITDA	427	373

Adjusted EBITDA	427	373
Net income (loss) margin	6%	(4)%
Adjusted EBITDA margin	27%	27%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(U.S. dollars in millions)

	Three months ended March 31
	2024	2023

Net cash generated from operating activities	326	174
Capital expenditures, net	(23)	(32)
Free cash flow	303	142